Exhibit 99.1

N E W S   R E L E A S E

TALISMAN ENERGY REPORTS FIRST QUARTER RESULTS
PRODUCTION UP 6% OVER FOURTH QUARTER
STRATEGIC TRANSACTIONS COMPLETED IN COLOMBIA AND MONTNEY

CALGARY, Alberta, May 4, 2011 – Talisman Energy Inc. reported its operating and financial results for the first quarter of 2011. The company is now reporting under International Financial Reporting Standards (IFRS). Talisman has also switched to reporting in US dollars (US$), reflective of the primary currency in which the company operates. All values in this release are in US$ unless otherwise stated.

•	Cash flow1 was $811 million compared to $805 million a year ago as higher prices were largely offset by higher taxes. However, cash flow was up 23% compared to the fourth quarter of 2010.

•
The company reported a net loss of $326 million, compared to net income of $371 million in the first quarter of 2010, reflecting non-cash charges in held-for-trading financial instruments, higher taxes, timing of liftings and the impact of an increasing share price on share-based compensation.

•	Earnings from operations1 were $157 million compared to $155 million a year earlier and $129 million in the previous quarter.

•
Production averaged 444,000 boe/d compared to 435,000 boe/d in the prior year and 417,000 boe/d in the previous quarter. Production from ongoing operations was up 14% compared to 389,000 boe/d a year ago.

•	Net debt1 at March 31 was $2.5 billion, versus $2.6 billion at year end 2010.

•	The company closed the acquisition of a 49% interest in BP Exploration Company (Colombia) Limited, now called Equion Energia Limited.

•
Talisman completed the transaction to sell a 50% interest in its Farrell Creek Montney shale assets to Sasol Limited (Sasol) and reached agreement for a similar deal to sell 50% in its Cypress A holdings. The partners have also started a feasibility study on a gas-to-liquids facility in Western Canada.

•	The Jambi Merang project in Indonesia has been commissioned, with first gas sales in early April.

•	The company participated in successful exploration and appraisal wells in Papua New Guinea (PNG) and in Norway.

“We closed a number of important strategic transactions this quarter and our production growth is starting to come through, in particular in North America” said John A. Manzoni, President & Chief Executive Officer. “We have also commenced production from our new project in Indonesia, started hydraulic fracturing operations in the Eagle Ford and drilled some promising exploration and appraisal wells in PNG.
______________________________
1 The terms “cash flow”, “earnings from operations” and “net debt” are non-GAAP measures. Please see the advisories and reconciliations elsewhere in this news release.

“During the quarter we closed the previously announced transaction to acquire BP Exploration Company (Colombia) Limited. Talisman now indirectly holds a 49% working interest in the company, which has been renamed Equion Energia, with Ecopetrol holding the remaining 51%. Talisman’s share of production is currently 12,000 boe/d.

“We have also formed a strategic partnership with Sasol, closing the sale of a 50% interest in our Farrell Creek Montney shale play for approximately C$1 billion and announced the sale of a 50% interest in our Cypress Creek A assets for approximately C$1 billion, including  C$260 million in cash at closing. A joint study with Sasol to look at the feasibility of a gas-to-liquids facility in Western Canada is also underway.

“Production for the quarter averaged 444,000 boe/d, up 6% from the fourth quarter of 2010 and 2% year over year.  Excluding production from assets sold, our underlying annual growth rate is 14%. The majority of this growth has come from shale volumes and new production in Colombia.

“Underlying production in North America is up 50% year over year. Shale volumes averaged approximately 450 mmcfe/d during the quarter compared to 110 mmcfe/d a year ago and 10 mmcfe/d in the first quarter of 2009. Shale now accounts for approximately 50% of our North American natural gas production.

“We are ramping up activity in the Eagle Ford with five rigs now in operation, and in the Montney where we have nine rigs operating today. In the Marcellus, we increased production by 30% over the fourth quarter of 2010 to average 350 mmcf/d during the quarter.

“UK volumes were up as a result of the Auk North project startup, however, Norway volumes fell with natural declines in the Varg, Brage and Rev fields.

“The Yme project in Norway continues to be difficult. We had hoped the weather would allow us to move the platform offshore during April, but that has not been the case and work continues on the platform to complete readiness. We are taking the opportunity while the platform remains in the yard to increase manpower to complete the required rework and are now anticipating the field will be onstream by the end of the fourth quarter, rather than in July as previously planned.

“I am holding our guidance for annual production growth today, which is 5-10% excluding Colombia, although the issues with Yme are pushing us to the bottom of that range.  We expect volumes in Colombia to average approximately 11,000 boe/d on an annualized basis.

“In Southeast Asia, the Jambi Merang project in Indonesia was commissioned in February, with first sales volumes in early April. We also drilled one successful Corridor infill well during the quarter and sanctioned an expansion of the Sumpal gas processing facilities.

“In PNG, Talisman drilled two successful exploration wells and is looking at plans for an early condensate recovery scheme. Stratigraphic drilling continued on Block 6 in Colombia where the partners are looking to convert the block into an exploration and production license. Talisman was awarded new blocks in Peru and Vietnam and had active seismic programs in Southeast Asia, Latin America and Poland.

“This quarter, Talisman is reporting under IFRS and has switched to US$ to more accurately reflect the primary currency in which we operate. We have provided comparable numbers for prior periods and continue to report cash flow and earnings from operations, two key non-GAAP measures.

“Cash flow for the quarter was $811 million, an increase of 23% relative to the fourth quarter and up slightly year over year. Prices were significantly higher relative to the first quarter of last year, which also led to higher royalties and taxes. The company also had a significant increase in oil inventories this quarter, which have been drawn down subsequent to quarter end.

“Earnings from operations, which adjust for the one-time impacts, were $157 million, higher than the fourth quarter and a year ago. Relative to a year ago, price realizations were higher, but were offset by the underlifted oil.

“The company recorded a net loss of $326 million, compared to net income of $371 million a year ago. The loss during the quarter largely reflects a mark-to-market loss on held-for-trading financial instruments, UK tax changes, timing of liftings and the impact of an increasing share price on share-based compensation.

“We have a great deal of activity in the portfolio this year in order to drive our growth. Our main priority during 2011 is to execute these projects in a world class way. Our focus is on safe execution as we end the period of portfolio transition, and enter one of growing the business.”

Financial Results

March 31	Three Months Ended
	2011	2010
Cash flow ($ million)	811	805
Cash flow per share2	0.79	0.79

Net income (loss) ($ million)	(326)	371
Net income (loss) per share	(0.32)	0.36

Earnings from operations ($ million)	157	155
Earnings from operations per share 2	0.15	0.15

Average shares outstanding (million)	1,022	1,017
____________________________
2 The terms “cash flow per share” and “earnings from operations per share” are non-GAAP measures. Please see the advisories and reconciliations elsewhere in this news release.

Cash flow was $811 million for the quarter compared to $805 million a year ago and $659 million in the previous quarter. Higher prices relative to a year ago were largely offset by royalties and taxes. Talisman also had significant oil inventories at the end of the quarter, a substantial proportion of which have subsequently been lifted. The timing of these liftings reduced reported cash flow in the quarter by approximately $80 million.

During the first quarter, the company reported a net loss of $326 million compared to net income of $371 million a year ago. This was predominantly due to unrealized losses arising from changes in the market value of held-for-trading financial instruments.  In the first quarter of 2010, the company recorded a gain of $98 million on held-for-trading financial instruments, compared to a loss of $319 million in the current quarter. Talisman also reported an expense of $116 million for share-based payments due to recent gains in Talisman’s share price, most of which is non-cash. This compares to a reported gain of $70 million a year ago when the share price was declining. In addition, dry hole, exploration and impairment charges were up over the comparable period last year.

Earnings from operations were $157 million compared to $155 million a year earlier and $129 million in the previous quarter.

The company’s depreciation, depletion and amortization (DD&A) expense was $469 million during the quarter, down 2% from a year ago, partly due to lower costs associated with Talisman’s North American shale operations.  Dry hole expense was $104 million with two unsuccessful wells in the North Sea and one in Indonesia. Current income taxes were $443 million compared to $264 million in the first quarter of last year and $438 million in the previous quarter.

Exploration and development spending during the quarter totalled $910 million, not including an additional $112 million in exploration spending which is expensed under IFRS. The main areas of spending were North America 48%, the North Sea 33% and Southeast Asia 13%.

Net debt at the end of March was $2.5 billion, compared to $2.6 billion at year end 2010.

Gross production

March 31	Three Months Ended
	2011	2010
Oil and liquids (bbls/d)	197,000	207,000
Natural gas (mmcf/d)	1,484	1,368
Total (mboe/d)	444	435

Ongoing operations (mboe/d)	444	389

Gross production averaged 444,000 boe/d during the quarter, an increase of 2% compared to the previous year and 6% higher than the previous quarter, due principally to increased gas volumes in North America and Southeast Asia, and additional volumes from Colombia. Production from ongoing operations was 14% higher than the first quarter of 2010.

Netbacks

March 31	Three Months Ended
$/boe	2011	2010
Sales	65.75	54.81
Royalties	11.44	8.16
Transportation	1.41	1.50
Operating expenses	12.32	12.71
Netback	40.58	32.44

Oil & liquids netback ($/bbl)	64.66	44.09
Natural gas netback ($/mcf)	3.58	3.65

Netbacks in the first quarter averaged $40.58/boe, up 25% from a year ago and 18% above the previous quarter. WTI oil prices averaged $94/bbl, up 20% from the first quarter of 2010 reflecting growing global demand for oil and political unrest. NYMEX natural gas prices averaged $4.14/mmbtu, a decrease of 21% from a year ago due to continued natural gas oversupply in North America.

Talisman’s royalty rate averaged 16% during the quarter compared to 14% a year ago, due to higher prices. Unit operating costs were down 3% year over year, with decreases in North America due to increasing shale volumes, and in the North Sea due to lower well intervention costs and an increase in unlifted volumes.  In Southeast Asia, operating expenses were higher due to increased maintenance activities.

North America

Production averaged 1,011 mmcfe/d (168,500 boe/d), an increase of 7% from a year ago. Natural gas and liquids volumes averaged 885 mmcf/d and 21,000 boe/d respectively. Production from shale now accounts for 50% of Talisman’s North American natural gas production. Capital spending in the quarter was $434 million, with approximately 25% directed at oil and liquids.

In the Marcellus shale, Talisman drilled 23 gross (20 net) wells during the quarter. Production averaged 351 mmcf/d, up 30% from the previous quarter.

In the Farrell Creek area of the Montney shale, the company drilled eight gross (four net) wells and Talisman now has nine rigs operating in the area. Gross production averaged 56 mmcf/d, more than double that of the same quarter last year. Net production in March was 26 mmcf/d, accounting for Sasol’s 50% working interest as of March 1. In the Montney pilot programs, the company drilled two gross (1.5 net) wells between the Greater Cypress and Greater Groundbirch areas.

During the quarter Talisman closed the C$1.05 billion transaction with Sasol Limited (“Sasol”) and formed a 50-50 partnership to develop the Farrell Creek assets, to help monetize and create additional value for the company’s large Montney shale resource base. Sasol has also agreed to pay C$1.05 billion for a 50% working interest in Talisman’s Cypress A Montney shale properties. This transaction is expected to close by mid-year and is subject to regulatory approvals. These deals will provide approximately C$500 million in cash, with the remaining proceeds used to fund 75% of Talisman’s future development capital. The companies have also started a study on the feasibility of a gas-to-liquids facility in Western Canada.

In the liquids rich Eagle Ford shale play, the company drilled nine gross (three net) wells. Talisman continues to ramp up drilling activity and exited the quarter with five rigs. Completions activities started at the end of March. Production averaged 23 mmcfe/d (net to Talisman) during the first quarter.

In Quebec, the provincial government has announced that it will allow a limited amount of shale activity as part of a strategic environmental assessment.

Production from Talisman’s conventional areas was 441 mmcf/d of natural gas and 20,200 boe/d of liquids, up slightly from the comparable average for 2010. The company drilled 36 gross conventional wells (31.8 net) during the quarter.

Talisman continued its piloting program in the Cardium area of Alberta, drilling six gross (4.1 net) wells in the oil and liquids rich window. Three of these wells are in the early phase of testing and the remaining wells will be completed after breakup.

North Sea

North Sea production averaged 136,000 boe/d compared to 139,000 boe/d in the previous quarter and 146,000 boe/d a year ago.

Production in the UK averaged 92,000 boe/d in the first quarter of 2011, a 7% increase from the first quarter of 2010 and 9% above the previous quarter, with the majority of the increase coming from the Auk North field which came onstream in November 2010.

The company spent approximately $110 million on development in the UK during the quarter, including facility upgrades at Claymore and redevelopment of Auk South. In addition, production wells at Auk North and Claymore were drilling over quarter end.

Production in Norway averaged 44,000 boe/d in the first quarter of 2011, a 26% decrease over the same period in 2010 and a 19% decrease from the previous quarter. The majority of the decrease reflects natural declines at Varg, Brage and Rev.

At quarter end, infill wells were drilling at both Varg and Brage and a sidetrack opportunity is being investigated to mitigate the production decline at Rev.  At Gyda two wells were re-completed with electrical submersible pumps and the first of two infill wells in 2011 is currently drilling.

The Yme field redevelopment continues to progress with the only element left to complete being to install and commission the topsides facilities.  The topsides have been in Stavanger since late last year waiting on an adequate weather window to allow installation.  Talisman is taking advantage of the delay in installation to complete some required rework onshore, which reduces the duration of the offshore hook-up and commissioning.  Talisman’s plan was based on first oil in July and, due to these issues, the company is now anticipating that Yme will be onstream by the end of the fourth quarter.

The company spent $135 million on development in Norway during the quarter, with approximately one- third of spending directed at the Yme redevelopment and the remainder on development drilling.

Southeast Asia

The company invested $71 million on development activities in Southeast Asia during the quarter. Production averaged 115,000 boe/d, 3% higher than the previous quarter and 3% below the first quarter of 2010.  Natural gas prices averaged $8.74/mcf during the quarter, an increase of 30% from a year ago.

In Malaysia, production averaged 36,000 boe/d, 4% higher than last quarter and 3% higher than the first quarter of 2010 as gas volumes reached near record levels.  The Mercury Removal Unit on the gas system was commissioned on PM3-CAA Northern Fields in the first quarter with excellent results.

In Indonesia, production was 3% higher than last quarter at 74,000 boe/d and 3% lower than the first quarter of 2010 despite an extensive planned maintenance shutdown on Tangguh Train-1. Production from Tangguh Train-1 is now restored and approaching full nameplate capacity.

The first of two planned Corridor infill wells was completed during the quarter and has the capacity to produce approximately 160 mmcf/d gross raw gas (37 mmcf/d net sales gas). Corridor’s Sumpal expansion project was sanctioned, which includes the Sumpal-7 well and doubling processing capacity at the facility.

The Jambi Merang facilities were commissioned ahead of schedule during the quarter and gas began flowing in February with first commercial sales on April 1, 2011. Volumes are expected to reach 120 mmcf/d gross sales gas (30 mmcf/d net sales gas) in the third quarter of 2011.

In Vietnam production was up slightly over the prior quarter with completion of the Song Doc infill program. The Hai Su Trang and Hai Su Den development is progressing and is expected to be sanctioned in the fourth quarter. In Australia, the final Kitan development well was drilled and production is forecast to begin in the fourth quarter.

International Exploration

International exploration spending in the first quarter of 2011 was $116 million.  Capital spending was focused on exploration and appraisal wells in PNG, Colombia, the North Sea and Indonesia. Talisman also had an active seismic program with activities in Southeast Asia, Latin America and Poland.

Talisman remains on target to participate in six exploration and appraisal wells in 2011 in the PNG Foreland Basin. The Stanley 2 appraisal well was completed with combined peak gas flow rates of 74 mmcf/d from two zones. The Ubuntu-1 exploration well was suspended as a condensate-rich gas discovery.  Regional seismic activities are ongoing. Talisman has also agreed to acquire a 35% interest in Block PRL 21 (formerly Block PRL 5) containing the Ketu and Elevala gas discoveries.

In Malaysia, the Sabah 3D seismic acquisition program is expected to commence in the second quarter.
In Vietnam, the PSC for Block 5-2/10 was signed in January.  Talisman was officially awarded Blocks 135 and 136 and will commence seismic acquisition on the blocks later this year.

In Indonesia, the South Makassar seismic acquisition is progressing on schedule and the non-operated Romeo prospect in the Pasangkayu Block reached total depth and has been plugged and abandoned.  The company is also preparing for a spud of the Lempuk well in South Makassar in the third quarter.

In Colombia, Talisman drilled the fifth stratigraphic well on Block 6. The sixth and final stratigraphic well in this phase will spud in the second quarter.  The operator has applied to convert the Block 6 Technical Evaluation Agreement into an Exploration and Production Licence. In March, the national hydrocarbon agency (ANH) executed the contracts for the three Putumayo Blocks awarded to Talisman in late 2010.

Also in Colombia, Equion Energia is constructing a Liquefied Petroleum Gas plant in Cusiana with start up expected in September.  Four development wells are planned this year in the Piedemonte contract in the Florena and Pauto fields.  Equion Energia is planning to sanction two offshore exploration wells in Block RC-5 in the Caribbean Sea with drilling expected in 2012.

In Peru, government approval was received in March for a 35% working interest farm-in to Blocks 123 and 129.

In Norway, the Beta appraisal well in PL375 was successfully drilled with a 39o API oil test of 10,000 bbls/d.  The Gnatcatcher exploration well in Block PL378 was unsuccessful.

Talisman completed drilling the operated TR-1 appraisal well in UK Block 30/13 and suspended it following testing of the Upper Jurassic and Triassic intervals.  Oil was flowed on test, but not at rates considered economic; however, a shallower Paleocene pay zone is being evaluated for potential future testing.

In Poland, seismic acquisition is ongoing and Talisman is on target to spud its first two shale gas wells in the fourth quarter.

In the Kurdistan region of northern Iraq, Talisman spudded the Topkhana-1 exploration well in Block K39 at the end of January.  Drilling is expected to last six months and will be followed by a re-drill of the Kurdamir-1 well in Block K44.

Talisman Energy Inc. is a global, diversified, upstream oil and gas company, headquartered in Canada. Talisman’s three main operating areas are North America, the North Sea and Southeast Asia.  The company also has a portfolio of international exploration opportunities. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and New York stock exchanges under the symbol TLM. Please visit our website at www.talisman-energy.com.

For further information, please contact:

Media and General Inquiries:	Shareholder and Investor Inquiries:

David Mann, Vice-President	Christopher J. LeGallais, Vice-President
Corporate & Investor Communications	Investor Relations
Phone: 03-237-1196 Fax: 403-237-1210	Phone: 403-237-1957 Fax: 403-237-1210
Email: tlm@talisman-energy.com	Email: tlm@talisman-energy.com

07-11

Forward-Looking Information

This news release contains information that constitutes “forward-looking information” or “forward-looking statements” (collectively “forward-looking information”) within the meaning of applicable securities legislation. This forward-looking information includes, among others, statements regarding:

•	expected timing of first production of the Yme field;
•	the expected annual production growth and management’s estimate of 2011 production within that range;
•	expected activity in the Eagle Ford and Montney shale plays;
•	projected production in Colombia;
•	the timing of closing of the Cypress A transaction with Sasol;
•	the expected cash position resulting from the transactions with Sasol;
•	timing of first production from Kitan:
•	the expected capacity of Corridor infill wells;
•	the intended marketing strategy for production from the Sumpal field;
•	expected volumes and timing of volumes from the Jambi Merang facilities;
•	the timing of sanctioning of the Hai Su Trang and Hai Su Den developments;
•	the timing of the startup of the Cusiana LPG plant;
•	expected drilling activity in the Cardium area of Alberta, Norway, Colombia, PNG, Indonesia, Poland and the Kurdistan region of northern Iraq;
•	expected seismic activities in Malaysia, Vietnam; and
•	other business strategy, plans and priorities.

The forward-looking information listed above is based on Talisman’s 2011 capital program as announced on January 11, 2011.  Talisman set its 2011 capital expenditure plans assuming:  (1) Talisman’s production in 2011 will be approximately 5-10% greater than 2010, excluding the BP Colombia acquisition; (2) a WTI oil price of US$75/bbl; and (3) a NYMEX natural gas price of US$4/mmbtu.  As disclosed in this news release, Talisman now believes that base production growth will be closer to 5% in 2011, excluding the BP Colombia acquisition.  Information regarding business plans generally assumes that the extraction of crude oil, natural gas and natural gas liquids remains economic. Closing of any transactions will be subject to receipt of all necessary regulatory approvals and completion of definitive agreements.

Undue reliance should not be placed on forward-looking information. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this news release. The material risk factors include, but are not limited to:

•	the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, market demand and unpredictable facilities outages;
•	risks and uncertainties involving geology of oil and gas deposits;
•	uncertainty related to securing sufficient egress and markets to meet shale gas production;
•	the uncertainty of reserves and resources estimates, reserves life and underlying reservoir risk;

•	the uncertainty of estimates and projections relating to production, costs and expenses;
•	the impact of the economy on the ability of the counterparties to the company’s commodity price derivative contracts to meet their obligations under the contracts;
•	potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
•	fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;
•	the outcome and effects of any future acquisitions and dispositions;
•	health, safety and environmental risks;
•	uncertainties as to the availability and cost of financing and changes in capital markets;
•	risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action);
•	changes in general economic and business conditions;
•	the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; and
•	results of the company’s risk mitigation strategies, including insurance and any hedging activities.

The foregoing list of risk factors is not exhaustive. Additional information on these and other factors, which could affect the company’s operations or financial results, are included in the company’s most recent Annual Information Form. In addition, information is available in the company’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC). Forward-looking information is based on the estimates and opinions of the company’s management at the time the information is presented. The company assumes no obligation to update forward-looking information should circumstances or management’s estimates or opinions change, except as required by law.

The completion of any contemplated disposition or acquisition is contingent on various factors including favorable market conditions, the ability of the company to negotiate acceptable terms of sale and receipt of any required approvals for such disposition.

Oil and Gas Information

Throughout this news release, Talisman makes reference to production volumes. Unless otherwise stated, such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the US, net production volumes are reported after the deduction of these amounts.

Barrel of oil equivalent (boe) throughout this news release is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil and is based on an energy equivalence conversion method. Boes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Talisman also discloses its company netbacks in this news release. Netbacks per boe are calculated by deducting from sales price associated royalties, operating and transportation costs.

Non-GAAP Financial Measures

Included in this news release are references to financial measures commonly used in the oil and gas industry such as cash flow, earnings from operations, capital expenditure including exploration expensed and net debt. These terms are not defined by International Financial Reporting Standards (IFRS). Consequently, these are referred to as non-GAAP measures. Talisman’s reported results of cash flow, earnings from operations, capital expenditure including exploration expensed and net debt may not be comparable to similarly titled measures reported by other companies.

Cash flow, as commonly used in the oil and gas industry, represents net income before exploration costs, DD&A, future taxes and other non-cash expenses. Cash flow is used by the company to assess operating results between years and between peer companies using different accounting policies. Cash flow should not be considered an alternative to, or more meaningful than, cash provided by operating, investing and financing activities or net income as determined in accordance with IFRS as an indicator of the company’s performance or liquidity. Cash flow per share is cash flow divided by the average number of common shares outstanding during the period. A reconciliation of cash provided by operating activities to cash flow follows.

Cash Flow
US$ million, except per share amounts

	Three months ended
March 31,	2011	2010
Cash provided by operating activities	883	1,032
Changes in non-cash working capital	(127)	(272)
Exploration expenditure	112	93
Less: Cash finance costs	(57)	(48)
Cash flow	811	805
Cash flow per share	0.79	0.79

Earnings from operations are calculated by adjusting the company’s net income per the financial statements, for certain items of a non-operational nature, on an after tax basis. The company uses this information to evaluate performance of core operational activities on a comparable basis between periods. Earnings from operations per share are earnings from operations divided by the average number of common shares outstanding during the period. A reconciliation of net income to earnings from operations follows.

Earnings from Operations
US$ million, except per share amounts

	Three months ended
March 31,	2011	2010
Net income (loss)	(326)	371
Gain on disposal and income from assets sold (tax adjusted)	(68)	(75)
Unrealized (gain) loss on financial instruments (tax adjusted)1	263	(135)
Share-based payments2 (tax adjusted)	108	(49)
Foreign exchange on debt (tax adjusted)	8	-
Impairment (tax adjusted)	39	29
Deferred tax adjustments3	133	14
Earnings from operations4	157	155
Per share4	0.15	0.15

1.
Unrealized (gain) loss on financial instruments relates to the change in the period of the mark-to-market value of the company’s  outstanding commodity derivatives that are classified as held-for-trading financial instruments.

2.
Share-based payments relate principally to the mark-to-market value of the company’s outstanding stock options and cash units at March 31.  The company uses the Black-Scholes option pricing model to estimate the fair value of its share-based payment plans.

3.
Deferred tax adjustments include deferred taxes relating to unrealized foreign exchange gains and losses associated with the impact of fluctuations in the Canadian dollar on foreign denominated debt, intercompany loans and tax pool balances,  as well as a remeasurement of UK deferred tax assets and liabilities in response to a statutory rate change.

4.	This is a non-GAAP measure.

Capital Expenditure Including Exploration Expensed
US$ million

Capital expenditure including exploration expensed is calculated by adjusting the capital expenditure per the financial statements for exploration costs that were expensed as incurred.

	Three months ended
March 31	2011	2010

Exploration, development and other	910	634
Exploration expensed	112	93
Capital Expenditure, including exploration expensed	1,022	727

Net debt is calculated by adjusting the company’s long-term debt per the financial statements for bank indebtedness, cash and cash equivalents. The company uses this information to assess its true debt position and eliminate the impact of timing differences.

Net Debt
US$ million

	March 31, 2011	December 31, 2010
Long-term debt	3,859	4,204
Bank indebtedness	8	2
Cash and cash equivalents	(1,327)	(1,655)
Net debt	2,540	2,551

Talisman Energy Inc.
Highlights
(unaudited)

	Three months ended March 31
	2011	2010
Financial
(millions of US$ unless otherwise stated)
Cash flow (1)	811	805
Net income (loss)	(326)	371
Capital expenditure including exploration expensed (1)	1,022	727
Per common share (C$)
Cash flow (1)	0.79	0.79
Net income (loss)	(0.32)	0.36
Production
(Daily Average - Gross)
Oil and liquids (bbls/d)
North America	21,083	25,799
North Sea	122,358	127,367
Southeast Asia	32,858	39,560
Other	20,157	14,176
Total oil and liquids	196,456	206,902
Natural gas (mmcf/d)
North America	885	787
North Sea	82	108
Southeast Asia	493	473
Other	24	-
Total natural gas	1,484	1,368
Total mboe/d (2)	444	435
Prices
Oil and liquids (US$/bbl)
North America	68.78	67.01
North Sea	104.91	77.27
Southeast Asia	117.27	76.27
Other	114.37	75.22
Total oil and liquids	104.07	75.66
Natural gas (US$/mcf)
North America	4.06	5.60
North Sea	8.56	5.58
Southeast Asia	8.74	6.71
Other	5.64	-
Total natural gas	5.89	5.98
Total (US$/boe) (2)	65.75	54.81

(1)	Cash flow, capital expenditure including exploration expensed and cash flow per share are non-GAAP measures.
(2)	Barrels of oil equivalent (boe) is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil.

Talisman Energy Inc.
Condensed Consolidated Balance Sheets
(unaudited)

	March 31,	December 31,	January 1,
(millions of US$)	2011	2010	2010

Assets
Current
Cash and cash equivalents	1,327	1,655	1,628
Accounts receivable	1,463	1,287	1,216
Risk management	60	119	29
Inventories	218	144	141
Prepaid expenses	16	20	8
Assets held for sale	-	-	22
	3,084	3,225	3,044

Other assets	441	788	108
Risk management	31	25	40
Goodwill	1,226	1,164	1,183
Property, plant and equipment	14,049	13,266	13,254
Exploration and evaluation assets	3,494	3,442	2,212
Deferred tax assets	194	184	147
	19,435	18,869	16,944
Total assets	22,519	22,094	19,988

Liabilities
Current
Bank indebtedness	8	2	35
Accounts payable and accrued liabilities	3,005	2,722	2,040
Risk management	353	117	266
Income and other taxes payable	642	513	341
Current portion of long-term debt	6	359	10
Liabilities associated with assets held for sale	-	-	7
	4,014	3,713	2,699

Deferred credits	45	46	47
Decommissioning liabilities	2,623	2,580	2,003
Other long-term obligations	281	280	269
Risk management	-	-	6
Long-term debt	3,853	3,845	3,601
Deferred tax liabilities	2,683	2,435	2,516
	9,485	9,186	8,442

Shareholders' equity
Common shares, no par value
Authorized: unlimited
Issued and outstanding:
March 31, 2011 – 1,024,035,644 (December 31, 2010 - 1,019,290,939; January 1, 2010 - 1,014,876,564)	1,594	1,480	1,401
Contributed surplus	133	108	117
Retained earnings	6,505	6,831	6,135
Accumulated other comprehensive income	788	776	1,194
	9,020	9,195	8,847
Total liabilities and shareholders' equity	22,519	22,094	19,988

Talisman Energy Inc.
Condensed Consolidated Statements of Income (Loss)
(unaudited)

	Three months ended March 31
(millions of US$)	2011	2010

Revenue
Sales	1,972	1,808
Other income	28	28
Total revenue and other income	2,000	1,836

Expenses
Operating	452	501
Transportation	56	59
General and administrative	98	77
Depreciation, depletion and amortization	469	481
Impairment	102	89
Dry hole	104	6
Exploration	112	93
Finance costs	76	69
Share-based payments expense (recovery)	116	(70)
(Gain) loss on held-for-trading financial instruments	319	(98)
Gain on asset disposals	(92)	(53)
Other, net	58	21
Total expenses	1,870	1,175
Income before taxes	130	661
Taxes
Current income tax	443	264
Deferred income tax	13	26
	456	290
Net income (loss)	(326)	371

Per common share (US$):
Net income (loss)	(0.32)	0.36
Diluted net income (loss)	(0.32)	0.36
Weighted average number of common shares outstanding (millions)
Basic	1,022	1,017
Diluted	1,022	1,035

Talisman Energy Inc.
Condensed Consolidated Statements of Cash Flows
(unaudited)

	Three months ended March 31
(millions of US$)	2011	2010

Operating activities
Net income (loss)	(326)	371
Add: Finance costs (cash and non-cash)	76	69
Items not involving cash	1,006	320
	756	760
Changes in non-cash working capital	127	272
Cash provided by operating activities	883	1,032

Investing activities
Capital expenditures
Exploration, development and other	(910)	(634)
Corporate acquisitions, net of cash acquired	(175)	(183)
Property acquisitions	(31)	(26)
Proceeds of resource property dispositions	249	125
Acquisition deposit	18	-
Investments	54	-
Changes in non-cash working capital	(140)	(53)
Cash used in investing activities	(935)	(771)

Financing activities
Long-term debt repaid	(308)	-
Common shares issued	79	5
Common shares purchased	(18)	-
Finance costs (cash)	(57)	(48)
Deferred credits and other	(3)	(6)
Changes in non-cash working capital	(1)	(2)
Cash used in financing activities	(308)	(51)
Effect of translation on foreign currency cash and cash equivalents	26	27
Net increase (decrease) in cash and cash equivalents	(334)	237
Cash and cash equivalents net of bank indebtedness, beginning of period	1,653	1,593
Cash and cash equivalents net of bank indebtedness, end of period	1,319	1,830

Cash and cash equivalents	1,327	1,845
Bank indebtedness	(8)	(15)
Cash and cash equivalents net of bank indebtedness, end of period	1,319	1,830

Talisman Energy Inc.
Segmented Information
(unaudited)

	North America1		North Sea2		Southeast Asia3		Other4		Total
	Three months ended March 31		Three months ended March 31		Three months ended March 31		Three months ended March 31		Three months ended March 31
(millions of US$)	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Revenue
Sales	404	477	1,088	941	386	359	94	31	1,972	1,808
Other income	23	23	5	5	-	-	-	-	28	28
Total revenue and other income	427	500	1,093	946	386	359	94	31	2,000	1,836
Segmented expenses
Operating	111	127	260	308	72	61	9	5	452	501
Transportation	16	19	23	24	15	14	2	2	56	59
DD&A	201	184	186	228	62	64	20	5	469	481
Impairment	-	24	102	65	-	-	-	-	102	89
Dry hole	2	1	75	-	24	(8)	3	13	104	6
Exploration	27	29	11	15	52	23	22	26	112	93
Other	7	(2)	9	6	3	9	-	10	19	23
Total segmented expenses	364	382	666	646	228	163	56	61	1,314	1,252
Segmented income (loss) before taxes	63	118	427	300	158	196	38	(30)	686	584
Non-segmented expenses
General and administrative									98	77
Finance costs									76	69
Share-based payments (recovery)									116	(70)
Currency translation									39	(2)
(Gain) loss on held-for-trading financial instruments									319	(98)
Gain on asset disposals									(92)	(53)
Total non-segmented expenses									556	(77)
Income before taxes									130	661
Capital expenditure
Exploration	83	84	51	4	49	25	16	33	199	146
Development	351	156	245	262	71	40	28	20	695	478
Midstream	-	(1)	-	-	-	-	-	-	-	(1)
Exploration and development	434	239	296	266	120	65	44	53	894	623
Property acquisitions									793	220
Proceeds on dispositions									(249)	(159)
Other non-segmented									16	9
Net capital expenditures									1,454	693
Property, plant and equipment	5,391	5,351	5,325	5,368	2,302	2,296	1,031	251	14,049	13,266
Exploration and evaluation assets	1,951	1,886	502	540	647	627	394	389	3,494	3,442
Goodwill	141	149	866	866	149	149	70	-	1,226	1,164
Other	1,280	2,388	1,162	919	570	627	645	140	3,657	4,074
Segmented assets	8,763	9,774	7,855	7,693	3,668	3,699	2,140	780	22,426	21,946
Non-segmented assets					-	-	-	-	93	148
Total assets5									22,519	22,094
Decommissioning liabilities5	209	210	2,212	2,196	190	189	47	15	2,658	2,610

1. North America	2011	2010	3. Southeast Asia		2011	2010	4. Other		2011	2010
Canada	290	446	Indonesia		224	208	Algeria		44	31
US	137	54	Malaysia		123	113	Colombia		50	-
Total revenue and other income	427	500	Vietnam		37	15	Total revenue and other income		94	31
Canada	3,733	3,920	Australia		2	23	Algeria		263	251
US	1,658	1,431	Total revenue and other income		386	359	Colombia		768	-
Property, plant and equipment	5,391	5,351	Indonesia		996	986	Property, plant and equipment		1,031	251
Canada	801	685	Malaysia		1,012	1,053	Colombia		44	49
US	1,150	1,201	Vietnam		29	19	Kurdistan		247	239
Exploration and evaluation assets	1,951	1,886	Papua New Guinea		26	26	Other		103	101
			Australia		239	212	Exploration and evaluation assets		394	389
2. North Sea	2011	2010	Property, plant and equipment		2,302	2,296
UK	736	586	Indonesia		22	27
Norway	357	360	Malaysia		29	29
Total revenue and other income	1,093	946	Vietnam		250	253
UK	3,645	3,763	Papua New Guinea		346	318
Norway	1,680	1,605	Exploration and evaluation assets		647	627
Property, plant and equipment	5,325	5,368
UK	217	260	5. Current year represents balances at March 31.
Norway	285	280	Prior year represents balances at December 31.
Exploration and evaluation assets	502	540